Mail Stop 4561

February 11, 2009

Ian Warwick, CEO
Aftersoft Group, Inc.
Regus House, Heronsway, Chester Business Park
Chester, UK CH4 9QR

      Re: Aftersoft Group, Inc.
              Registration Statement on Form S-1
              Filed January 14, 2009

Dear Mr. Warwick:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Selling Stockholders, page 14</u>

1.   Please discuss the transactions in which one million, two million, and 2,083,333 million warrants were issued to ComVest Capital LLC, and also describe the material terms of these classes of warrants.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 37

Liquidity and Capital Resources, page 46

2.   Please revise your disclosure under this section to discuss your loan agreement with a related party, ComVest Capital LLC, in materially complete terms, and the extent to which this source has been drawn upon in each reported financial period, and as of the most recent practicable date. Your discussion should address the material loan covenants in qualitative terms, and should also disclose the most restrictive quantitative requirements of the material loan covenants.

3.   Please disclose the steps you took to obtain waivers of default under your loan agreement with ComVest Capital LLC at March 31, 2008 and June 30, 2008, the nature of these defaults, and the terms of your amended loan agreement with ComVest to cure these defaults, as well as the potential consequences of this breach (including the effects of any cross-default or cross-acceleration provisions) on your financial condition. With regard to the covenant as to your cash flow ratio, please explain what you mean by that term. Additionally, disclose the required cash flow ratio that you were unable to maintain and your actual cash flow ratio when you were in default. Disclose the revision to this covenant, and your present cash flow ratio. See Section IV.C of SEC Release No. 34-48960.

4.   Please tell us why you did not file an Item 1.01 Form 8-K to report the amendments to your loan agreement with ComVest Capital LLC. These amendments appear material as they concern covenants that you could not satisfy that subjected you to a risk of acceleration of the debt. Please file the amended loan agreement under cover of the appropriate periodic report, or explain why you do not believe that this is required.

Certain Relationships and Related Party Transactions and Director Independence, page 69

5.   Please discuss your loan agreement and related transactions with ComVest Capital LLC, a holder of more than ten percent of your common stock. Ensure that you disclose the information required by Item 404(a) of Regulation S-K, from the formation of the loan agreement on December 21, 2007 through your last completed fiscal year, and for any interim periods to date. See Item 404(a) of Regulation S-K and Instruction 1 to Instructions to Item 404.

****

        As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to any comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3462. In addition, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551- 3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via Facsimile (212) 980-5192
         David E. Danovitch, Esq.
         Gersten Savage LLP